855 Boylston Street, 11th Floor

Boston, Massachusetts 02116

October 29, 2014

VIA EDGAR AND

OVERNIGHT DELIVERY

Mr. Jeffrey P. Riedler

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:          Rhythm Holding Company, LLC/Application For Withdrawal on Form RW for Registration Statement on Form S-1 (File No. 333-198397)

Ladies and Gentlemen:

On July 15, 2014, Rhythm Holding Company, LLC, a Delaware limited liability company (the “Company”), filed Registration Statement No. 333-198397 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The Company has determined at this time not to proceed with the offering due to its entering into a transaction with Actavis plc as was publicly announced on October 22, 2014 and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Pursuant to Rule 418, the Company requests that all materials provided supplementally to the Staff of the Commission be returned to the Company. In addition, the Company requests that the original transmittal letters, any memoranda, notes, correspondence, or other writings made by any member or employee of the Commission relating to any of the foregoing documents or any conference or telephone call with respect thereto, or copies or extracts of any of the foregoing, also be returned to the Company.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Julio E. Vega, Esq., of Bingham McCutchen LLP, at (617) 951-8901.

Sincerely,

RHYTHM HOLDING COMPANY, LLC

By:	/s/ Keith M. Gottesdiener
Keith M. Gottesdiener

Chief Executive Officer

cc:                                Daniel Greenspan, U.S. Securities and Exchange Commission

Jim Peklenk, U.S. Securities and Exchange Commission

Lisa Vanjoske, U.S. Securities and Exchange Commission

Matthew Jones, U.S. Securities and Exchange Commission

Bryan Pitko, U.S. Securities and Exchange Commission

Keith Gottesdiener, Rhythm Holding Company, LLC

Bart Henderson, Rhythm Holding Company, LLC

Laurie A. Cerveny, Bingham McCutchen LLP

Gitte J. Blanchet, Bingham McCutchen LLP

Katerina S. Papacosma, Bingham McCutchen LLP